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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

PUBLIC COMPANY
CNPJ No. 07.689.002/0001-89
NIRE 35.300.325.761

Call Notice

We invite the shareholders of Embraer S.A. (“Company” or “Embraer”) to attend an Annual and Extraordinary General Shareholders’ Meetings (“Meetings”), to be held, cumulatively, on April 22, 2019, at 10:00 a.m. local time, at the Company’s headquarters, in the city of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima, 2170, to review and resolve on the following agenda:

At the Annual General Shareholders’ Meeting:

1.         To review the management accounts and to examine, discuss and approve the financial statements for the fiscal year ended on December 31, 2018;

2.         To review and to resolve on the allocation of the net income for the fiscal year ended on December 31, 2018;

3.         To elect the members of the Board of Directors;

4.         To elect the members of the Fiscal Council;

5.         To determine the aggregate annual compensation of the Company’s management; and

6.         To determine the compensation of the members of the Fiscal Council.

At the Extraordinary General Shareholders’ Meeting:

1. To review and resolve on the amendment and restatement of the Company's Bylaws to contemplate the following changes, as detailed in the Manual and Management’s Proposal for the Meetings:

a) To change all references to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros to B3 S.A. – Brasil, Bolsa, Balcão;

b) To adapt the relevant statutory provisions to the new Novo Mercado listing rules, amended in 2017;

c) To reflect the increase in the Company's capital stock, approved by the Company's Board of Directors in a meeting held on March 5, 2018;

d) To change the statutory provisions to the requirements set forth in CVM Instruction No. 358/02 and CVM Instruction No. 481/09, as well as to the guidelines contained in Ofício-Circular/CVM/SEP/Nº3/2019;

e) To modify the responsibilities of management and the advisory committees of the Board of Directors in order to optimize the Company's decision-making and governance processes, reinforcing its commitment to constantly improving its governance;

f) To include a rule about the possibility of the Company entering into an indemnity agreement (contrato de indenidade);

g) other formal and editorial adjustments, as well as the renumbering and cross-referencing of provisions of the Company’s Bylaws when applicable.

Pursuant to paragraph 6 of Section 124 and of paragraph 3 of Section 135 of Law No. 6,404/76, the documents that are the subject matter of the resolutions of the  Meetings hereby called, including those mentioned in articles 9, 10, 11 and 12 of CVM Instruction No. 481/09, are available to shareholders at the Company’s headquarters and on the Internet on the websites of the Company (ri.embraer.com.br), the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br).

General Instructions:

a)

To participate in the Meetings in person or by proxy, we request that you present to the Company, at least 48 hours prior to the date of the Meetings, the following documents: (i) power of attorney with special powers for representation at the Meetings, in the case of a proxy; (ii) for shareholders who have their shares deposited in the fungible custody of shares, an extract provided by the custodian institution confirming their respective shareholdings; and (iii) evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, as provided for in Section 20 of the Company’s Bylaws. For purposes of verifying the limit of votes that may be cast at the Meetings, you shall also inform the Company, at least 48 hours before the Meetings, whether you belong to a Shareholders Group (as such term is defined in the Company’s Bylaws).

b)

The documents mentioned in item “a” above shall be delivered to the Company’s headquarters, to the attention of the Investor Relations Department, at Avenida Brigadeiro Faria Lima, 2170, portaria F46 (extension 3953), in the city of São José dos Campos, State of São Paulo.

c)

In order to participate in the Meetings through distance voting ballot (boletim de voto à distância), shareholders must send an distance voting ballot (boletim de voto à distância) directly to the Company or through third parties, according to the instructions contained in the Manual and Management’s Proposal for the Meetings published on this same date and available on the websites above.

d)

The minimum percentage required for adoption of cumulative voting (voto múltiplo) in the election of the members of the Board of Directors is five percent, according to Section 3 of CVM Instruction No. 165/91, as amended, subject to the provisions in Section 32 of the Company’s Bylaws.

e)

The slates of candidates that are running for Board of Directors and the Fiscal Council positions, as proposed by the Board of Directors and the Fiscal Council, respectively, are available to shareholders at the Company’s headquarters and on the internet on the websites of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), the Company (ri.embraer.com.br) and the Brazilian Securities Commission – CVM (www.cvm.gov.br). Shareholders wishing to propose another slate for the Board of Directors and/or the Fiscal Council must comply with the provisions in paragraph 2 of Section 31 of the Company’s Bylaws. Any such slate proposed by the shareholders will be made available by the Company as contemplated in paragraph 2 of Section 31 of the Company’s Bylaws.

São José dos Campos, March 22nd, 2019.

Alexandre Gonçalves Silva

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer